Exhibit 99.B(h)(2)

SCHEDULE D
TO THE
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
SEI INSURANCE PRODUCTS TRUST
AND
SEI INVESTMENTS GLOBAL FUNDS SERVICES
DATED AS OF SEPTEMBER 10, 2013
AS AMENDED JANUARY 1, 2017

Portfolios:                                                                This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (each, a “Fund” and collectively, the “Funds”):

VP Defensive Strategy Fund

VP Conservative Strategy Fund

VP Moderate Strategy Fund

VP Market Plus Strategy Fund

VP Balanced Strategy Fund

VP Market Growth Strategy Fund

Fees:                                                                                            Pursuant to Article 5, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the average daily net assets of each Fund:

For each of the Funds listed above:

0.150% on the first $1.5 billion of Assets;
0.1375% on the next $500 million of Assets;
0.1250% on the next $500 million of Assets;
0.1125% on the next $500 million of Assets;
0.100% on Assets over $3 billion.

SEI Insurance Products Trust		SEI Investments Global Funds Services

By:	/s/ Stephen G. MacRae	By:	/s/ Stephen G. Meyer

Name:	Stephen G. MacRae	Name:	Stephen G. Meyer

Position:	Vice President	Position:	CEO & President

[END OF SCHEDULE D]